

10030560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 28 2010
Washington, DC
110

SEC FILE NUMBER
8- 39074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2009 (MM/DD/YY) AND ENDING 03/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Great Nation Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5408-A Bell Avenue, Suite 100
(No. and Street)

Amarillo (City) Texas (State) 79109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim G. Chen 806-353-6767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Doshier, Pickens & Francis, PC
(Name – *if individual, state last, first, middle name*)

301 S Polk, Suite 800 (Address) Amarillo (City) Texas (State) 79101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 28 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jim G. Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Nation Investment Corporation, as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice-President
Title

Notary Public


JANET LYHN FERGERSON
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
8-6-2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT NATION INVESTMENT CORPORATION

(a wholly owned subsidiary of National Concord Development Corporation)

Financial Statements

For Years Ended March 31, 2010 and 2009

GREAT NATION INVESTMENT CORPORATION

Financial Statements

For Years Ended
March 31, 2010 and 2009

TABLE OF CONTENTS


DP&F
DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation
Amarillo, Texas

Independent Auditors' Report

We have audited the accompanying balance sheets of Great Nation Investment Corporation as of March 31, 2010 and 2009, and the related statements of income and retained earnings, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Nation Investment Corporation as of March 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Doshier, Pickens & Francis, LLC

Doshier, Pickens & Francis, LLC
May 25, 2010

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
BALANCE SHEETS
March 31, 2010 and 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash	$ 644,731	$ 663,312
Marketable securities	102,179	91,157
Receivables, fees	27,096	20,045
Prepaid expenses	54,990	93,379
Other assets	578	-
Total Current Assets	829,574	867,893
OTHER ASSETS		
Clearing deposit	25,000	25,051
Total Assets	$ 854,574	$ 892,944
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable	$ 39,923	$ 46,220
Intercompany payable - National Concord Development Corporation	171,206	193,716
Deferred deposits	97,317	119,914
Deferred fees	33,481	45,056
Deferred income tax liability	2,412	759
Total Current Liabilities	344,339	405,665
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 1,750 shares issued and outstanding	35,000	35,000
Paid-in capital	1,143,692	1,143,692
Retained earnings (deficit)	(603,197)	(616,784)
Accumulated other comprehensive income:		
Unrealized losses on securities, net of income tax	(65,260)	(74,629)
Total Stockholder's Equity	510,235	487,279
Total Liabilities and Stockholder's Equity	$ 854,574	$ 892,944

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF INCOME
For Years Ended March 31, 2010 and 2009

	2010	2009
REVENUE		
Bond underwriting fees	$ 539,310	$ 937,458
Brokerage and other fees	1,264,124	1,466,450
Interest income	3,308	11,279
Total Revenue	1,806,742	2,415,187
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions	914,069	1,304,219
Management fees - printing	76,875	146,400
Management fees - program	153,751	292,800
Management fees - staff program	9,188	9,900
Management fees - general	575,304	625,468
Other general and administrative	61,570	160,718
Total General and Administrative Expenses	1,790,757	2,539,505
Income (Loss) Before Provision for Income Taxes	15,985	(124,318)
PROVISION FOR INCOME TAX (BENEFIT)	2,398	(18,648)
NET INCOME (LOSS)	13,587	(105,670)
OTHER COMPREHENSIVE INCOME		
Unrealized gains (losses) on securities	11,022	(87,799)
Deferred income tax effect	(1,653)	13,170
Total Other Comprehensive Income (Loss)	9,369	(74,629)
COMPREHENSIVE INCOME (LOSS)	$ 22,956	$ (180,299)

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF STOCKHOLDER'S EQUITY
For Years Ended March 31, 2010 and 2009

	Common Stock		Paid-In	Accumulated	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Deficit	Income	Total
Balance at March 31, 2008	1,750	$ 35,000	$ 1,143,692	$ (511,114)	$ -	$ 667,578
Net Income (Loss)	-	-	-	(105,670)	(74,629)	(180,299)
Balance at March 31, 2009	1,750	35,000	1,143,692	(616,784)	(74,629)	487,279
Net Income	-	-	-	13,587	9,369	22,956
Balance at March 31, 2010	1,750	$ 35,000	$ 1,143,692	$ (603,197)	$ (65,260)	$ 510,235

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CASH FLOWS
For Years Ended March 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 13,587	$ (105,670)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in operating assets:		
Receivables, fees	(7,051)	11,524
Prepaid expenses	38,389	89,460
Other assets	(578)	-
Increase (decrease) in operating liabilities:		
Commissions payable	(6,297)	(44,998)
Intercompany payable	(22,510)	(88,669)
Deferred deposits	(22,597)	36,664
Deferred fees	(11,575)	23,307
Cash Used by Operating Activities	(18,632)	(78,382)
CASH FLOWS FROM INVESTING ACTIVITIES		
Clearing deposit	51	13
Cash Provided by Investing Activities	51	13
NET DECREASE IN CASH	(18,581)	(78,369)
CASH BALANCE AT BEGINNING OF YEAR	663,312	741,681
CASH BALANCE AT END OF YEAR	$ 644,731	$ 663,312

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
NOTES TO FINANCIAL STATEMENTS
March 31, 2010 and 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Great Nation Investment Corporation (the Company) is a wholly owned subsidiary of National Concord Development Corporation (the Parent). The Company primarily provides broker-dealer services in connection with securities transactions and specializes in eleemosynary bond financing. The Company's application for license and membership with the National Association of Securities Dealers, Inc., now Financial Industry Regulatory Authority or "FINRA", was approved on May 24, 1988. The Company has not held securities or maintained accounts for customers, except to the extent allowed pursuant to Section 240.15c3-3(k)(2)(i) of the Securities Act of 1934, and has not incurred any liabilities subordinated to the claims of general creditors during the years ended March 31, 2010 and 2009.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at or during the years ended March 31, 2010 and 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Investments

The Company uses the policy of accounting for investments at fair value in accordance with SFAS 157 (ASC 820), *"Fair Value Measurements"*. The Company carries investments in marketable securities with readily determinable fair values and all investments in debt securities at their fair values based on quoted prices in active markets in the Balance Sheets. Realized and unrealized gains or losses are reflected in the Statements of Income as other comprehensive income.

Federal Income Taxes

The Company files a consolidated tax return with the Parent. For financial statement purposes, federal income taxes are allocated on a separate company basis. The current year net income created an income tax expense of $2,398 which increased the intercompany payable for the year ended March 31, 2010. The Company decreased the intercompany payable and recorded an income tax benefit of $18,648 for the year ended March 31, 2009. Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate to be in effect when the taxes are paid.

Expenses of the Company

A substantial portion of the administrative expenses of the Company were paid by the Parent. Such expenses include, but are not limited to, the following: rent, salaries and related employees' benefits, utilities, travel, and office supplies. The Company pays the Parent management fees to cover the cost of such expenses which are separately stated in the Statements of Income.

Continued

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continuation

Changes in Presentation

Certain balances for the year ended March 31, 2010 may have been reclassified to conform to the current year presentation with no effect on stockholder's equity.

Fair Value Measurements

The Company adopted the provisions of SFAS 157 (ASC 820), "*Fair Value Measurements*", which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "*Effective Date of FASB Statement No. 157*", which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Therefore, the Company adopted the provisions of SFAS 157 with respect to its financial assets and liabilities only. Adoption of SFAS 157 for financial assets and financial liabilities did not have a material impact on the Company's financial position or results of operations.

Under SFAS 157, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. SFAS 157 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At December 31, 2010, the Company has Level 1 marketable securities which are measured at fair value on a recurring basis (see Note 3).

NOTE 2 - NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2010 and 2009, the Company had net capital of $400,930 and $357,619 respectively, and a minimum net capital requirement of $100,000.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
NOTES TO FINANCIAL STATEMENTS
March 31, 2010 and 2009

NOTE 3 - AVAILABLE-FOR-SALE SECURITIES

The following is a summary of available-for-sale securities at March 31:

	2010	2009
Corporate stocks, at cost	$ 91,157	$ 90,356
Cumulative unrealized gains	11,022	801
Market value	$ 102,179	$ 91,157

The available-for-sale securities are reported as marketable securities in the current assets of the Balance Sheets.

	2010	2009
Unrealized gains (losses) on securities	$ 11,022	$ (87,799)

Unrealized gains and losses are reported as accumulated other comprehensive income in stockholder's equity and the Statements of Income.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

During the normal course of business, the Company may have funds on deposit at one financial institution in excess of the $250,000 insured by the Federal Deposit Insurance Corporation. Management does not believe this represents a significant or unusual risk.

NOTE 5 - INCOME TAXES

The Company recognizes deferred tax assets or liabilities based on differences between the financial statement and tax basis of the assets and liabilities.

The Company's deferred tax liability at March 31, 2010 and 2009 was $2,412 and $759, respectively. The deferred tax liability is presented in the Company's financial statements as a current deferred tax liability in the Balance Sheets.

Deferred income taxes result from temporary differences between income for financial reporting purposes and taxable income. These differences arose primarily from unrealized gains and losses on available-for-sale securities. The tax effect of the difference in book and tax basis of the Company's marketable securities is separately stated as a component in determining comprehensive income and is not included in the tax provision below.

The components of the provision for income taxes for the years ended March 31, 2010 and 2009 are as follows:

	2010	2009
Federal		
Current taxes (benefit)	$ 2,398	$ (18,648)
Provision for income taxes (benefit)	$ 2,398	$ (18,648)

State franchise taxes are paid by the Parent company. Franchise tax expense for the Company is immaterial to these financial statements.

NOTE 6 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 25, 2010, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION



DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation

Independent Auditors' Report on Supplementary Information

Our report on our audits of the basic financial statements of Great Nation Investment Corporation for the years ended March 31, 2010 and 2009 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial information is presented for additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Doshier, Pickens & Francis, LLC

Doshier, Pickens & Francis, LLC
May 25, 2010

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2010 and 2009

Schedule 1

	2010	2009
Stockholder's equity from balance sheet	$ 510,235	$ 487,279
Less non-allowable assets from balance sheet	(86,552)	(113,410)
Less haircuts on securities computed pursuant to Rule 15c3-1	(22,753)	(16,250)
Net capital	400,930	357,619
Less minimum net capital requirements	(100,000)	(100,000)
Net Capital in Excess of Requirement	$ 300,930	$ 257,619

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2010 and 2009

Schedule 2

Great Nation Investment Corporation carries no margin or customer accounts and has not had any activities as a broker and dealer, except to the extent allowed pursuant to Section 240.15c3-3(k)(2)(i) of the Securities Act of 1934, during the periods covered by the accompanying financial statements. Accordingly, the computation of special reserve requirements and information for possession or control requirements under Exhibit A of Rule 15c3-3 is not applicable.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1 OF
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
WITH COMPANY'S COMPUTATION

Schedule 3

	2010	2009
Balance per Company's computation	$ 400,930	$ 325,800
Effect of adjustments to Company's books and accounts	-	31,819
Balance per Schedule 1	$ 400,930	$ 357,619

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SUPPLEMENTARY SCHEDULE ON THE STATUS OF MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION
FOR THE YEAR ENDED MARCH 31, 2010

Schedule 4

Payment to Securities Investor Protection Corp., PO Box 92185, Washington, DC 20090-2185 on December 3, 2009, including interest of $38	$	2,052
Payment to Securities Investor Protection Corp., PO Box 92185, Washington, DC 20090-2185 on May 25, 2010		2,232
	$	4,284